UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                Stein Mart, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   858375-10-8
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]          Rule 13d-1(b)

                 [_]          Rule 13d-1(c)

                 [X]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                                Page 1 of 6 Pages

--------------------------------------            ------------------------------
CUSIP No.              858375-10-8                         Page 2 of 6 Pages
--------------------------------------            ------------------------------


================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Stein
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
        NUMBER OF
                                           16,295,172
          SHARES        --------------------------------------------------------
                              6       SHARED VOTING POWER
       BENEFICIALLY
                                           N/A
         OWNED BY       --------------------------------------------------------
                              7       SOLE DISPOSITIVE POWER
           EACH
                                           16,295,172
        REPORTING       --------------------------------------------------------
                              8       SHARED DISPOSITIVE POWER
          PERSON
                                           N/A
           WITH
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,295,172

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  37.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------            ------------------------------
CUSIP No.              858375-10-8                         Page 3 of 6 Pages
--------------------------------------            ------------------------------


Item 1(a).   Name of Issuer:
---------    --------------

Stein Mart, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------

1200 Riverplace Blvd.
Jacksonville, FL  32207


Item 2(a).   Name of Person Filing:
---------    ---------------------

Jay Stein


Item 2(b).   Address of Principal Business Office or, if none, Residence:
---------    -----------------------------------------------------------

1200 Riverplace Blvd.
Jacksonville, FL  32207


Item 2(c).   Citizenship:
---------    -----------

United States


Item 2(d).   Title of Class or Securities:
---------    ----------------------------

Common Stock, $0.01 par value


Item 2(e).   CUSIP Number:
---------    ------------

858375-10-8


Item 3.      If this statement is filed  pursuant to Rules  13d-1(b),  or
------       ------------------------------------------------------------
             13d-2(b), check whether the person filing is a:
             ----------------------------------------------

Inapplicable


Item 4.      Ownership as of December 31, 2005.
------       ---------------------------------

             (a)    Amount Beneficially Owned:

                    16,295,172 shares*

--------------------------------------            ------------------------------
CUSIP No.              858375-10-8                         Page 4 of 6 Pages
--------------------------------------            ------------------------------

             (b)    Percent of Class:

                    37.4%

             (c)    Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:

                                       16,295,172 shares*

                    (ii)   shared power to vote or to direct the vote:

                                       Inapplicable

                    (iii) sole power to dispose or to direct the disposition of:

                                       16,295,172 shares*

                    (iv) shared power to dispose or to direct the disposition of:

                                       Inapplicable

                    * Shares consist of (i) 14,956,479 shares owned by Stein Ventures Limited Partnership, the general partner of which is Carey Ventures, Inc., (ii) 861,000 shares owned by the Jay Stein Foundation and over which Mr. Stein has sole voting and dispositive power, (iii) 220,000 shares over which Mr. Stein serves as Custodian under the Florida Uniform Transfers to Minors Act and has sole voting and dispositive power, (iv) 9,493 shares owned by Carey Ventures, Inc., a corporation wholly-owned by Jay Stein, (v) 16,600 shares owned by Jay Stein individually, and (vi) 231,600 shares owned by a trust for the benefit of Deanie Stein and over which Mr. Stein has sole voting and dispositive power as trustee.


Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------

             Inapplicable


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------

             Inapplicable

--------------------------------------            ------------------------------
CUSIP No.              858375-10-8                         Page 5 of 6 Pages
--------------------------------------            ------------------------------


Item 7.      Identification  and  Classification of the Subsidiary Which
------       -----------------------------------------------------------
             Acquired the Security Being Reported on By the Parent Holding
             -------------------------------------------------------------
             Company.
             -------

             Inapplicable

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------

             Inapplicable

Item 9.      Notice of Dissolution of Group.
------       ------------------------------

             Inapplicable


Item 10.     Certification.
-------      -------------

             Inapplicable

--------------------------------------            ------------------------------
CUSIP No.              858375-10-8                         Page 6 of 6 Pages
--------------------------------------            ------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2006


/s/ Jay Stein
-------------------------------
Jay Stein